Orckit Communications Ltd.
                                  Exhibit Index


Exhibit
Number                               Title                                 Page

1.1    Memorandum of Association, as amended.

1.2    Fourth Amended and Restated Articles of Association.

4.10   Orckit Communications Ltd. 2003 Subsidiary Employee Share Incentive Plan.

8.1    Subsidiaries of Orckit Communications Ltd.

10.3 Consent of Kesselman & Kesselman, independent auditors of Orckit Communications Ltd.

99.1   Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2   Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002